UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 002-26821

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Brown-Forman Corporation

Savings Plan for Collectively

Bargained Employees

Plan #016 EIN #61-0143150

Financial Statements

December 31, 2015 and 2014

Supplemental Schedule

December 31, 2015

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Index

December 31, 2015 and 2014

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Brown-Forman Corporation Savings Plan

for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan For Collectively Bargained Employees (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 24, 2016

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS

Investments, at fair value	$21,787,057	$19,541,415
Employer contributions receivable	15,817	—
Participant contributions receivable	22,109	—
Receivable from the sale of investments	—	98,039
Notes receivable from participants	750,262	703,043
Non-interest bearing cash	21,619	22,945

Total assets	22,596,864	20,365,442

LIABILITIES

Payable for the purchase of investments	20,201	119,530

Net assets available for benefits at fair value	22,576,663	20,245,912

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	—	(8,851)

Net assets available for benefits	$22,576,663	$20,237,061

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Contributions
Employer	$951,422
Participants	1,400,043

Total contributions	2,351,465

Interest and dividends	122,810
Interest income from notes receivable from participants	28,448
Net appreciation in fair value of investments	809,153
Other	2,695

3,314,571

Deductions
Benefits payments	907,506
Participant elected fees	280

907,786

Net increase before transfers to other plans	2,406,785

Transfers to Company sponsored Plans	(67,183)

Net Increase	2,339,602

Net assets available for benefits
Beginning of year	20,237,061

End of year	$22,576,663

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a leading producer and marketer of fine quality consumer products in domestic and international markets. The Company’s operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Brown-Forman Cooperage Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Wells Fargo Bank, N.A. (Wells Fargo) is the appointed recordkeeper and Trustee of the Plan.

Contributions

Employees at the Louisville Production Operations who are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as employees at the Brown-Forman Cooperage, who are members of Local 2309 or 110 or 320, may contribute between 1% and 100% of their weekly compensation. Beginning August 1, 2014, participant contributions may be made in pre-tax and/or Roth (after-tax) dollars. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $18,000 for 2015 and $17,500 for 2014. Participants may rollover assets from their former employers’ qualified plans to the Plan provided that the rollover will not jeopardize the tax exempt status of the Plan or create an adverse tax consequence for the Company. Effective January 1, 2015, employees who are members of the Unions covered under this Plan, and who have completed 60 calendar days of service to become eligible for the Plan shall be automatically enrolled at a 2% elective deferral rate. Rehired employees are also automatically enrolled in the Plan at a 2% effective deferral rate unless they elect differently.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 100% of the employee’s compensation, subject to the limitations of the IRC. Catch up contributions are not matched.

The Company contributes matching contributions in an amount equal to 100% of the participant’s elective deferral for the first 5% of deferred compensation. Company matching contributions are made with each payroll period in which there are deferrals by the participant. At the end of the year, the Company makes a true-up match contribution for those participants still employed at December 31.

Participant accounts are credited with the participant contributions and an allocation of (i) the Company’s contribution, and (ii) on a daily basis, plan earnings. Credits for employer contributions are made on a per-payroll basis. Allocations are based on the participants’ contributions, earnings, account balances or specific participant transactions, as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $53,000, or (ii) 100% of the participant’s compensation in the plan year.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, common collective trust funds and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contributions and earnings thereon is 25% per year of service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability while employed.

Withdrawals

Upon termination of service, participants can elect to transfer their vested interest in the Plan to a qualified plan of their new employer, roll over their funds into an Individual Retirement Account (IRA), or receive their vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the total vested account balance is $1,000 or less, an automatic lump sum distribution will be made if no distribution election is made by the participant. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA. In the event of death, participant beneficiaries will receive the vested interest in a lump-sum payment. Participants may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Participant contributions shall be suspended for six months after the receipt of a hardship distribution.

Notes Receivable from Participants

Participants are allowed to borrow a portion of their vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account and be repaid within five years. Interest rates are fixed based on prevailing rates charged by lending institutions. The interest rate for outstanding loans at both December 31, 2015 and 2014 ranged from 3.25% to 4.25%. For actively working participants, principal and interest are paid ratably through payroll deductions. In the event of layoff, leave of absence, termination or retirement, loan payments may continue to be made directly to the trustee or recordkeeper. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. Loans are made available to participants in connection with collective bargaining agreements.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or may be used to pay administrative expenses of the Plan. The unused forfeited balances totaled $143 at December 31, 2015. There were no unused forfeiture balances at December 31, 2014. Forfeited amounts of $10,899 during 2015 were used to reduce Employer matching contributions.

Employee Stock Ownership Plan

The Plan includes a participant directed Employee Stock Ownership Plan (ESOP), which includes any Company Class B common stock in the participant’s account and which provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

Transfers (to) from Company Sponsored Plans

The Plan permits the transfer of participant account balances (to) from another Company sponsored plan as a participant experiences changes in employment status. As a result, $67,183 (including loan balances of $1,781) of Plan assets were transferred from the Plan to another Company sponsored plan during 2015.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan’s Investing & Funding Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustee.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Registered Investment Companies (mutual funds):

Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end based on the quoted market value of the underlying assets on the last day of the year. These funds are registered with the Securities and Exchange Commission and are deemed to be actively traded. Mutual funds are required to publish their daily net asset value and to transact at that price.

Common Stock:

The Brown-Forman Class B Company Stock Fund (ESOP) is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price on the active market on which the individual securities are traded. The value of a unit reflects the market value of the underlying Sponsor stock.

Common Collective Trusts:

The Plan’s interest in common collective trusts is valued at the NAV per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

At December 31, 2015, the Plan invests in investment contracts through the Wells Fargo Stable Return Fund N. At December 31, 2014, the Plan invested in that fund and also in the Fidelity Managed Income Portfolio. These investments are valued using the same basis as described above. For these investments, redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

At December 31, 2015, common collective trusts that invests in investment contracts are recorded at fair value. At December 31, 2014, contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value was the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value for that period was defined as the net asset value of the underlying assets of the common collective trusts. As required for that period, the statement of net assets available for benefits as of December 31, 2014 presents the fair value of the investment in the collective trusts, as well as adjustments of the investments in the collective trusts from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers. Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Pronouncements

ASU 2015-07 – Amendments to Topic 820 – Fair Value Measurement:

During 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2015-07, which amended Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient.

Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy based on criteria for redemption with the investee established for the investment. Where investments are redeemable with the investee at a future date, a reporting entity must consider the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Alternatively, the amendments provide that the disclosure requirements are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015. Management has elected not to early adopt the standard and is evaluating the impact on future financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

ASU 2015-12 – Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient:

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value or investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. The ASU is effective for fiscal years beginning after December 15, 2015. Management has elected not to early adopt Part II of the standard and is evaluating the impact on future financial statements. Although management is not adopting ASU 2015-12, FASB clarified previous guidance in reporting of stable value funds. As a result of the clarification, the stable value fund held by the Plan at December 31, 2015 is recorded at fair value.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays consulting fees, recordkeeping fees and other reasonable administrative expenses other than certain fees paid by the participants.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein.

On January 1, 2016 the Plan was restated in accordance with the IRS requirement to incorporate all plan amendments since the prior restatement in January 2011.

3.	Investments

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments that represent 5% or more of Plan net assets at one or both year ends separately identified.

	December 31,
	2015	2014
Investments at fair value
WF / MFS Value CIT	*	$1,059,329
WF / TRowe Price Instl Large Growth CIT	$4,439,995	4,102,988
JPMorgan Passive Blend 2025 C	*	1,208,618
Brown-Forman Corporation Class B common stock	5,181,522	3,960,793
WF/BlackRock S&P 500 Index CIT	*	*

*	Investment does not represent 5% or more of the Plan’s net assets for the respective year.

During 2015, the Plan’s investments, including gains on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Common collective trusts	$385,055
Mutual funds	(88,511)
Brown-Forman Corporation Class B common stock	512,609

$809,153

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving that document and a request for an updated determination letter was submitted on January 31, 2016. The results of that application are still pending. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party and Party in Interest Transactions

At December 31, 2015 and 2014, certain Plan investments are units of common collective trusts managed by Wells Fargo. Wells Fargo is the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses of the Plan are paid by the Sponsor and participant transaction fees are paid directly by the participant. During 2015, the Plan Sponsor paid Plan expenses of approximately $34,000.

During the current year, participants in the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $1,136,496 and $426,907 during 2015 and $612,642 and $397,965 during 2014, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust represent a Level 2 valuation.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2015 and 2014.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value Measurements at December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Collective Trust Funds:
Large cap (a)	$6,642,031	$—	$6,642,031	$—
Mid cap (b)	633,250	—	633,250	—
International (c)	130,332	—	130,332	—
Target date/blended (d)	5,690,052	—	5,690,052	—
Stable (e)	729,086	—	729,086	—

Total Collective Funds	13,824,751	—	13,824,751	—

Mutual Funds
Mid cap	$1,025,852	$1,025,852	$—	$—
Small cap	76,052	76,052	—	—
International	625,240	625,240	—	—
Income	1,053,640	1,053,640	—	—

Total Mutual funds	2,780,784	2,780,784	—	—

Brown-Forman Corporation Class B common stock	5,181,522	5,181,522	—	—

Total Investments	$21,787,057	$7,962,306	$13,824,751	$—

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements at December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Collective Trust Funds:
Large cap (a)	$6,150,385	$—	$6,150,385	$—
Mid cap (b)	655,098	—	655,098	—
International (c)	110,048	—	110,048	—
Target date/blended (d)	5,516,765	—	5,516,765	—
Stable (e)	625,127	—	625,127	—

Total Collective Funds	13,057,423	—	13,057,423	—

Mutual funds
Mid cap	$890,474	$890,474	$—	$—
Small cap	74,085	74,085	—	—
International	690,253	690,253	—	—
Income	868,387	868,387	—	—

Total Mutual funds	2,523,199	2,523,199	—	—

Brown-Forman Corporation Class B common stock	3,960,793	3,960,793	—	—

Total Investments	$19,541,415	$6,483,992	$13,057,423	$—

(a)	These collective trust funds provide certain qualified employee benefit plans with a vehicle for collective investment and reinvestment in a portfolio of stocks. There are no unfunded commitments with respect to these investments. These funds may be redeemed daily and have no notice period. This category is comprised of the following funds.

•	The MFS Value CIT is focused on investing the Fund’s assets in the stocks of companies that it believes are undervalued compared to their perceived worth (value companies).

•	The T Rowe Price Institutional Large Cap Growth Managed CIT invests primarily in the common stocks of large-cap companies, taking a growth approach to investment selection.

•	The S & P 500 Index CIT seeks to approximate, as closely as practicable, the total return, before deduction of fees and expenses, of the Standard & Poor’s 500 Index.

(b)	This category consists of the S & P Mid Cap Index CIT and is indexed by investing in certain securities to approximate, as closely as practicable, the total return, before deduction of fees and expenses, of the Standard & Poor’s 400 MidCap Index. There are no unfunded commitments with respect to the commingled trust fund. These funds may be redeemed daily and have no notice period.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2015 and 2014

(c)	This category consists of the International Equity Index CIT and is indexed by investing in certain securities to approximate, as closely as practicable, the total return, before deduction of fees and expenses, of the Morgan Stanley Capital International Europe, Australasia and Far East Index. There are no unfunded commitments with respect to the commingled trust fund. These funds may be redeemed daily and have no notice period.
(d)	These collective trust funds seek high total return with a shift to current income and some capital appreciation over time as each Fund approaches and passes the target retirement date by investing primarily in other common, collective or commingled trust funds. They are generally intended for investors expecting to retire in each specified target year. Through these investments, the funds are designed to provide exposure to a variety of asset classes; over time a common collective trust asset allocation will change as it nears its target retirement date, with more emphasis on fixed income funds and less on equity funds. There are no unfunded commitments with respect to the commingled trust funds. These funds may be redeemed daily and have no notice period.
(e)	These collective trust funds are designed to deliver stability by preserving principal and earning current income, while tracking intermediate-term interest rates. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. There are no unfunded commitments with respect to the commingled trust funds.

There were no transfers between levels during 2015 and 2014.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2015	2014
Net Assets Available for Benefits per the Financial Statements	$22,576,663	$20,237,061

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	8,851

Net Assets Available for Benefits per the Form 5500	$22,576,663	$20,245,912

The following is a reconciliation of net increase per the financial statements to net income per the Form 5500 for the Plan year ended December 31, 2015:

Net Increase per the Financial Statements	$2,339,602

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,851)

Net Income per the Form 5500	$2,330,751

Supplemental Schedule

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Plan #016 EIN #61-0143150

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor or Similar Party	Collateral, Par or Maturity Value		Cost**	Value
* Wells Fargo Stable Return Fund N	13,916	Common collective trust fund		$729,086
* Wells Fargo/BlackRock S&P 500 Index CIT	13,721	Common collective trust fund		1,100,484
* Wells Fargo/MFS Value CIT	83,974	Common collective trust fund		1,101,552
* Wells Fargo/TRowe Price Instl Large Growth CIT	277,755	Common collective trust fund		4,439,995
* Wells Fargo/Blackrock S&P MidCap Index CIT	19,240	Common collective trust fund		633,250
* Wells Fargo/BlackRock Intl Equity Index CIT	8,081	Common collective trust fund		130,332
JPMorgan Passive Blend Income C	9,130	Common collective trust fund		174,653
JPMorgan Passive Blend 2015 C	22,262	Common collective trust fund		442,345
JPMorgan Passive Blend 2020 C	51,709	Common collective trust fund		1,070,370
JPMorgan Passive Blend 2025 C	47,398	Common collective trust fund		1,003,413
JPMorgan Passive Blend 2030 C	29,648	Common collective trust fund		636,839
JPMorgan Passive Blend 2035 C	37,743	Common collective trust fund		820,160
JPMorgan Passive Blend 2040 C	28,809	Common collective trust fund		629,193
JPMorgan Passive Blend 2045 C	15,280	Common collective trust fund		334,010
JPMorgan Passive Blend 2050 C	26,442	Common collective trust fund		579,069
Prudential Total Return Bond Z	75,476	Mutual fund shares		1,053,640
American Funds Intl Growth and Income Fund	22,062	Mutual fund shares		625,240
Janus Enterprise Fund	9,448	Mutual fund shares		818,678
JP Morgan Small Cap Core Fund	1,649	Mutual fund shares		76,052
John Hancock Disciplined Value Mid-Cap Fund	10,824	Mutual fund shares		207,174
* Brown-Forman Corporation Class B Company Stock	52,191	Class B common stock shares		5,181,522
* Notes receivable from participants	Loans, interest rates of 3.25% - 4.25%, various maturities through December 2020		—	750,262

				$22,537,319

*	Party-in-interest to the Plan
**	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
(Name of Plan)

June 24, 2016	/s/ Cheryl A. Beckman
(Date)	Cheryl A. Beckman, Vice President, Global Benefits and HR Systems Member, Employee Benefits Committee (Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm